                                                                    EXHIBIT 99.2


                                                                     [Besi LOGO]


                                         FOR:  BE SEMICONDUCTOR INDUSTRIES N.V.
                                               Marconilaan 4
                                               5151 DR Drunen
                                               The Netherlands



                                  PRESS RELEASE
                                  -------------


         BE SEMICONDUCTOR INDUSTRIES REPORTS 2006 FIRST QUARTER RESULTS


Drunen, the Netherlands, April 19, 2006, BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced its financial results for the first quarter ended March 31, 2006.

Net sales for the first quarter of 2006 were [Euro] 44.5 million, representing an increase of 21.6% as compared to net sales of [Euro] 36.6 million in the first quarter of 2005 and a decrease of 6.5% as compared to net sales of [Euro]
47.6 million in the fourth quarter of 2005. The decrease in net sales in the first quarter of 2006 as compared to the fourth quarter of 2005 was in line with prior guidance and was due primarily to lower net sales of singulation and die bonding systems for array connect applications. Equipment sales for conventional leadframe applications were approximately the same in both the first quarter of 2006 and the fourth quarter of 2005.

Besi's net income for the first quarter of 2006 was [Euro] 1.0 million, or [Euro] 0.03 per diluted share, as compared to a net loss for the first quarter of 2005 of [Euro] 4.5 million, or a loss of [Euro] 0.14 per diluted share, and net income of [Euro] 2.6 million, or [Euro] 0.07 per diluted share, in the fourth quarter of 2005. The year over year improvement in net income reflects improved industry conditions as well as cost and efficiency benefits realized from Besi's operational restructuring in 2005.

Net bookings for the first quarter of 2006 were [Euro] 59.7 million, an increase of 48.1% as compared to net bookings for the first quarter of 2005 of [Euro]
40.3 million and an increase of 21.8% as compared to net bookings of [Euro] 49.0 million in the fourth quarter of 2005. On a customer basis, order growth in the first quarter of 2006 as compared to the fourth quarter of 2005 resulted from a 49.3% increase in orders by independent device manufacturers ("IDMs").

Backlog at March 31, 2006 was [Euro] 72.0 million as compared to [Euro] 56.8 million at December 31, 2005, representing an increase of 26.8%. Approximately 70% and 30%, respectively, of backlog at March 31, 2006 was for array connect and leadframe assembly applications as compared to 76% and 24%, respectively, of backlog at December 31, 2005. The book-to-bill ratio was 1.34 in the first quarter of 2006 as compared to 1.10 in the first quarter of 2005 and 1.03 in the fourth quarter of 2005.

                                                                     [Besi LOGO]



Besi's gross margin for the first quarter of 2006 was 38.3% as compared to 28.0% for the first quarter of 2005 and 39.1% for the fourth quarter of 2005. Gross margins during the quarter exceeded guidance due primarily to better than anticipated efficiencies realized in the sale of its conventional leadframe products.

Besi's operating expenses decreased to [Euro] 14.9 million, or 33.5% of net sales, in the first quarter of 2006, as compared to [Euro] 15.7 million, or 42.9% of net sales in the first quarter of 2005 and [Euro]
15.5 million, or 32.6% of net sales, in the fourth quarter of 2005. The decrease in operating expenses was due primarily to the benefits of restructuring efforts that occurred during 2005, partially offset by higher research and development expenses for new product introductions which occurred in the first quarter of 2006.

At March 31, 2006, cash and cash equivalents were [Euro] 74.5 million as compared to [Euro] 73.0 million at December 31, 2005. Total debt and capital leases at March 31, 2006 were [Euro] 86.2 million as compared to [Euro] 82.8 million at December 31, 2005.

COMMENTS

Richard W. Blickman, President and Chief Executive Officer of the Company, commented: "The first quarter of 2006 was better than anticipated as we benefited from efficiencies realized from our operational restructuring last year as well as improved semiconductor industry conditions. We met or exceeded our guidance for sales and gross margins during the quarter and continued to reduce our operating expenses. We generated net income of [Euro] 1.0 million in the first quarter of 2006 as compared to a net loss of [Euro currency] 4.5 million in the comparable quarter of the prior year which underscores our accomplishments over the past twelve months in restructuring the business, integrating Datacon's operations, improving production efficiencies and shifting certain production capabilities to our Asian operations. Our profitability was further enhanced by the continued positive development in our gross margins for conventional leadframe applications.

We also experienced a 21.8% increase in orders this quarter which was substantially higher than we had originally anticipated, principally due to an acceleration of certain systems orders into the first quarter of 2006 that had been anticipated to be received in the second and third quarters of 2006. Customers accelerated equipment expenditures this quarter to add incremental assembly production capabilities, particularly for conventional leadframe applications, in light of increased industry demand for wireless applications and personal computing devices and higher capacity utilization rates at customer production facilities."

OUTLOOK

Based on current backlog and customer shipment schedules, Besi expects that its net sales will increase by approximately 15%-20% in the second quarter of 2006 as compared to the first quarter of 2006 primarily as a result of higher shipments of systems for array connect applications and, to a lesser extent, increased shipments of systems for leadframe assembly applications. Orders for the second quarter of 2006 are expected to decrease by approximately 20%-25% as compared to the first quarter of 2006 due to the impact of orders accelerated into the first quarter of 2006 from the second

                                                                     [Besi LOGO]



and third quarters of 2006 combined with lower orders generally anticipated for both conventional leadframe and array connect applications. Besi anticipates that quarterly order levels could continue to fluctuate this year based on customer capital spending trends.

Besi expects that its gross margins will increase to a range of between 38%-40% in the second quarter of 2006 due to an increase in the proportion of its product mix represented by sales of array connect products. Besi anticipates that operating expenses for the second quarter of 2006 will increase by approximately 5% as compared to the first quarter of 2006. Capital expenditures are forecast to be approximately [Euro] 1.0 million in the second quarter of 2006, up from [Euro] 0.5 million in the first quarter of 2006.

INVESTOR CONFERENCE CALL / WEBCAST DETAILS

Besi will host a conference call to discuss the results for the first quarter of 2006 on Wednesday, April 19, 2006 at 4:30 p.m. Continental European Time (3:30 p.m. London Time, 10:30 a.m. New York Time). Interested participants may call
(31) 20 531 5856 for the teleconference. A live webcast of the conference call will be available at Besi's website (www.besi.com). A replay of the call will be available approximately one hour after the end of the call through April 26, 2006. To access the replay, please dial (31) 70 315 4300 and use the pass code "123 940".

ABOUT BE SEMICONDUCTOR INDUSTRIES N.V.

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip and multi-chip die bonding, packaging and plating equipment for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors which utilize its products for both array connect and conventional leadframe manufacturing processes.

Besi reports its financial statements in accordance with United States generally accepted accounting principles, or US GAAP, in accordance with applicable United States regulations. However, European union regulations require Besi to also report its financial statements in accordance with international financial reporting standards, or IFRS, as adopted and endorsed by the EU. The Company's IFRS Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Cash Flow Statements and some additional information regarding the differences between IFRS and US GAAP (including a reconciliation of net income and equity from US GAAP to IFRS) are made available on the Company's website at www.besi.com.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of orders, net sales, product shipments, expenses, operating results and capital expenditures. The words "anticipate", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words. While these forward looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other

                                                                     [Besi LOGO]



important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in Besi's Annual Report on Form 20-F for the year ended December 31, 2005, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.



CONTACTS:

Richard W. Blickman                            Cor te Hennepe
President & CEO                                Director of Finance
Tel. (31) 416 384345                           Tel. (31) 416 384345
investor.relations@besi.nl                     investor.relations@besi.nl

David Pasquale
The Ruth Group
Tel. (1) 646 536-7006
dpasquale@theruthgroup.com


                               (tables to follow)

                                                                     [Besi LOGO]



                      CONSOLIDATED STATEMENTS OF OPERATIONS

----------------------------------------------------------------------------------------------------
(Euro in thousands, except share and per share data)                     THREE MONTHS ENDED MARCH 31,
                                                                                 (UNAUDITED)
                                                                         ---------------------------
                                                                          2005               2006
----------------------------------------------------------------------------------------------------

Net sales                                                                36,637              44,528
Cost of sales                                                            26,371              27,475

                                                                         --------------------------
Gross profit                                                             10,266              17,053

Selling, general and administrative expenses                              9,223               9,972
Research and development expenses                                         5,299               4,364
Restructuring release                                                        --                (240)
Amortization of intangible assets                                         1,223                 755

                                                                         --------------------------
Total operating expenses                                                 15,745              14,851

Operating income (loss)                                                  (5,479)              2,202
Interest expense, net                                                      (572)               (746)

                                                                         --------------------------
Income (loss) before taxes and minority interest                         (6,051)              1,456
Income tax expense (benefit)                                             (1,513)                398

                                                                         --------------------------
Income (loss) before minority interest                                   (4,538)              1,058

Minority interest                                                             6                 (21)

                                                                         --------------------------
Net income (loss)                                                        (4,532)              1,037
===================================================================================================

Net income (loss) per share - basic                                       (0.14)               0.03
Net income (loss) per share - diluted                                     (0.14)               0.03

Number of shares of shares used in computing per share amounts:
- basic
- diluted                                                            32,642,553          32,738,208
                                                                     32,642,553(1)       32,817,704(1)
===================================================================================================


1) The calculation of the diluted income per share does not assume conversion of the outstanding convertible notes, as such conversion would have an anti-dilutive effect.

     The financial information has been prepared in accordance with US GAAP.



                               (tables to follow)

                                                                     [Besi LOGO]


                           CONSOLIDATED BALANCE SHEETS


-------------------------------------------------------------------------------------------------
(Euro in thousands)                                           December 31, 2005    MARCH 31, 2006
                                                                                      (UNAUDITED)
-------------------------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                                                72,950            74,493
Accounts receivable                                                      31,456            36,728
Inventories                                                              53,779            56,365
Other current assets                                                     12,737            15,049

                                                              -----------------------------------
TOTAL CURRENT ASSETS                                                    170,922           182,635

Property, plant and equipment                                            40,398            39,278
Goodwill                                                                 68,864            68,631
Other intangible assets                                                  14,619            13,806
Other non-current assets                                                  6,233             6,340

                                                              -----------------------------------
TOTAL ASSETS                                                            301,036           310,690
=================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable to banks                                                    5,693             3,914
Current portion of long-term debt
  and capital leases                                                     15,457            16,974
Accounts payable                                                         14,916            19,447
Accrued liabilities                                                      17,663            18,376

                                                              -----------------------------------
TOTAL CURRENT LIABILITIES                                                53,729            58,711

Convertible notes                                                        46,000            46,000
Other long-term debt and capital leases                                  15,636            19,287
Deferred tax liabilities                                                    821               892
Other non-current liabilities                                             3,261             3,320

                                                              -----------------------------------
TOTAL NON-CURRENT LIABILITIES                                            65,718            69,499

MINORITY INTEREST                                                           178               195

TOTAL SHAREHOLDERS' EQUITY                                              181,411           182,285

                                                              -----------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              301,036           310,690
=================================================================================================


     The financial information has been prepared in accordance with US GAAP.





                               (tables to follow)

                                                                     [Besi LOGO]



                        CONSOLIDATED CASH FLOW STATEMENTS

---------------------------------------------------------------------------------------------------
(Euro in thousands)                                                     THREE MONTHS ENDED MARCH 31,
                                                                                (UNAUDITED)
                                                                        ---------------------------
                                                                           2005               2006
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                        (4,532)              1,037

Depreciation and amortization                                             2,652               2,084
Other non-cash items                                                          7                 187

Changes in working capital                                               (6,080)             (4,839)

                                                                        ---------------------------
Net cash used in operating activities                                    (7,953)             (1,531)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                     (3,631)               (530)
Acquisition of subsidiaries, net of cash acquired                       (61,800)                 --
Proceeds from sale of equipment                                             137                 239

                                                                        ---------------------------
Net cash used in investing activities                                   (65,294)               (291)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of bank lines of credit                                          (3,910)             (1,731)
Proceeds from (payments of) debt and capital leases                        (459)              5,216
Net proceeds from issuance of convertible notes                          43,717                  --

                                                                        ---------------------------
Net cash provided by financing activities                                39,348               3,485

Net increase (decrease) in cash and cash equivalents                    (33,899)              1,663
Effect of changes in exchange rates on cash and cash equivalents            316                (120)
Cash and cash equivalents at beginning of the period                    106,573              72,950

                                                                        ---------------------------
Cash and cash equivalents at end of the period                           72,990              74,493
===================================================================================================

    The financial information has been prepared in accordance with US GAAP.

                                (table to follow)

                                                                     [Besi LOGO]


                      SUPPLEMENTAL INFORMATION (UNAUDITED)
                   (Euro in million, unless stated otherwise)


----------------------------------------------------------------------------------------------------------------------------
FINANCIAL INFORMATION                Q1-2005           Q2-2005            Q3-2005            Q4-2005             Q1-2006
----------------------------------------------------------------------------------------------------------------------------
NET SALES PER PRODUCTLINE:
Array connect                       22,1     60%       26,2     71%      30,9      72%      32,2      68%      29,1      65%
Leadframe                           14,5     40%       10,8     29%      12,2      28%      15,4      32%      15,4      35%
                                 -------            -------           -------            -------            -------
Total                               36,6    100%       37,0    100%      43,1     100%      47,6     100%      44,5     100%

NET SALES PER GEOGRAPHICAL AREA:
Asia Pacific                        19,9     55%       19,7     53%      26,5      62%      24,5      51%      28,5      64%
Europe and ROW                      12,9     35%       11,3     31%      12,2      28%      15,7      33%      11,4      26%
USA                                  3,8     10%        6,0     16%       4,4      10%       7,4      16%       4,6      10%
                                 -------            -------           -------            -------            -------
Total                               36,6    100%       37,0    100%      43,1     100%      47,6     100%      44,5     100%

GROSS MARGIN 1):
Array connect                              35,4%              38,4%              39,3%              41,9%              39,8%
Leadframe                                  31,7%              30,2%              34,5%              33,2%              35,5%
                                          ------             ------             ------             ------             ------
Total                                      33,9%              36,1%              37,9%              39,1%              38,3%

OPERATING INCOME/AS % OF
 net sales                          (5,5) -15,0%       (5,3) -14,3%       2,5     5,8%       3,1     6,5%       2,2     4,9%

EBITDA /as % of net sales           (2,8)  -7,7%       (3,0)  -8,1%       4,7    10,9%       5,3    11,1%       4,3     9,7%

----------------------------------------------------------------------------------------------------------------------------
ORDER INFORMATION                    Q1-2005           Q2-2005            Q3-2005            Q4-2005             Q1-2006
----------------------------------------------------------------------------------------------------------------------------

PER PRODUCTLINE:
Array connect                       27,7     69%       26,7     70%      30,8      72%      37,9      77%      36,0      60%
Leadframe                           12,6     31%       11,4     30%      11,9      28%      11,1      23%      23,7      40%
                                 -------            -------           -------            -------            -------
Total                               40,3    100%       38,1    100%      42,7     100%      49,0     100%      59,7     100%

PER GEOGRAPHICAL REGION:
Asia Pacific                        22,8     57%       24,5     64%      26,7      63%      28,7      59%      38,7      65%
Europe and ROW                      14,7     36%        9,0     24%      10,0      23%      14,2      29%      13,6      23%
USA                                  2,8      7%        4,6     12%       6,0      14%       6,1      12%       7,4      12%
                                 -------            -------           -------            -------            -------
Total                               40,3    100%       38,1    100%      42,7     100%      49,0     100%      59,7     100%

PER CUSTOMER TYPE:
IDM                                 24,2     60%       19,7     52%      27,5      64%      22,7      46%      33,9      57%
Subcontractors                      16,1     40%       18,4     48%      15,2      36%      26,3      54%      25,8      43%
                                 -------            -------           -------            -------            -------
Total                               40,3    100%       38,1    100%      42,7     100%      49,0     100%      59,7     100%

                                 -------------------------------------------------------------------------------------------
                                   MARCH 31, 2005      JUNE 30, 2005     SEPT 30, 2005      DEC 30, 2005     MARCH 31, 2006
                                 -------------------------------------------------------------------------------------------
BACKLOG:
Array connect                       37,1     68%       37,7     68%      37,7      68%      43,3      76%      50,2      70%
Leadframe                           17,4     32%       18,0     32%      17,7      32%      13,5      24%      21,8      30%
                                 -------            -------           -------            -------            -------
Total                               54,5    100%       55,7    100%      55,4     100%      56,8     100%      72,0     100%

----------------------------------------------------------------------------------------------------------------------------
HEADCOUNT INFORMATION              MARCH 31, 2005      JUNE 30, 2005     SEPT 30, 2005      DEC 30, 2005     MARCH 31, 2006
----------------------------------------------------------------------------------------------------------------------------

Europe                               850     69%        820     67%       754      65%       723      64%       744      63%
Asia Pacific                         291     24%        320     26%       329      28%       331      29%       348      30%
USA                                   88      7%         90      7%        83       7%        82       7%        81       7%
                                 -------            -------           -------            -------            -------
Total                              1.229    100%      1.230    100%     1.166     100%     1.136     100%     1.173     100%




1) Excludes the cost of sales adjustment related to the Datacon acquisition in all 2005 quarters.

2)   Includes temporary personnel.